Exhibit (a)(1)(viii)

The e-mail below was sent to you earlier this month as an eligible participant in MF Global’s, voluntary Share Option Exchange Program. This is a reminder that there are only 13 business days remaining for you to make your election. The election window will close on November 10, 2009 at 4:59 p.m. Eastern Time.

If you are planning on participating in the Share Option Exchange Program, please visit the Share Option Exchange Program election site at https://www.corp-action.net/mfglobal and make your election before 4:59 p.m. Eastern Time on November 10, 2009.

To:	Eligible Participants in the Share Option Exchange Program
From:	MF Global Option Exchange Services
Date:	October 7, 2009
Re:	Share Option Exchange Program

Dear Eligible Employee:

We are pleased to announce that MF Global has officially launched its, voluntary Share Option Exchange Program. The Share Option Exchange Program offers you the opportunity to exchange share options granted to you at the time of our initial public offering in July 2007 for a lesser amount of restricted share units. Whether or not you participate in the Share Option Exchange Program is completely voluntary. The number of restricted share units you will receive in exchange for your eligible share option grant will be determined by an exchange ratio.

Complete details of the Share Option Exchange Program, including an explanation of the exchange ratio, are available through the link to the Share Option Exchange Program election site provided below. The Share Option Exchange Program opens today, October 7, 2009 and expires at 4:59 p.m. Eastern Time, on November 10, 2009.

Participation in the Share Option Exchange Program is completely voluntary and there are no penalties for electing not to participate.

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If you choose to participate in the Share Option Exchange Program, you will be able to do so through the Share Option Exchange Program election site, which is dedicated specifically to the Share Option Exchange Program. For security purposes, a Personal Identification Number (“PIN”) has been assigned to you to access your personal information on the Share Option Exchange Program election site and make your election choice:

•	Your Personal PIN is: (#########)

•	If you choose NOT to participate, you do not need to take any action and you will simply keep your outstanding eligible options with their current terms and conditions.

Please visit the Share Option Exchange Program election site at https://www.corp-action.net/mfglobal and follow the instructions for accessing your personal information and making your election. The Share Option Exchange Program election site provides information about the Share Option Exchange Program, including the number of restricted share units you are eligible to receive for your eligible share option grants and other Frequently Asked Questions. If you are not able to access the site, or are having difficulties logging in, please contact the MF Global Share Option Exchange Program Service Center at 1-866-282-4939 (in the U.S.) or 1-201-680-6869 (outside the U.S.)

If you choose to participate in the Share Option Exchange Program, your election must be submitted online by 4:59 p.m. Eastern Time on November 10, 2009, unless we extend the deadline. If we do extend the deadline, we will provide appropriate notification of the extension no later than 9:00 a.m. Eastern Time on November 11, 2009. The expiration deadline for the offer will be strictly enforced.

You should carefully read the information located on the Share Option Exchange Program election site. You are strongly encouraged to consult with your own lawyer, accountant, tax and/or financial advisor(s) to discuss the consequences to you of participating in the Share Option Exchange Program.

Participation in the exchange program does not ultimately guarantee that you will not receive greater value from your existing share options than from the restricted share units you will receive if you choose to participate in the exchange program. For a discussion of the risks relating to your participation in the Share Option Exchange Program, please refer to the risk factors section of the Offer to Exchange document. Please note that we reserve the right to extend, terminate and amend the offer.

Please direct all questions regarding the Share Option Exchange Program to the MF Global Share Option Exchange Program Service Center. Customer service representatives can be reached at 1-800-1-866-282-4939 (in the U.S.) or 1-201-680-6869 (outside the U.S.) Monday through Friday from 8:00 a.m. to 8:00 p.m., Eastern Time.

The decision of whether to participate in the Share Option Exchange Program is an important one. Your participation in the program is time-sensitive, so please don’t put it off. If you choose to participate, you must make your election by 4:59 p.m. Eastern Time on November 10, 2009.